[Letterhead Simpson Thacher & Bartlett LLP]





Via EDGAR

                                              February 1, 2005

Re:     Embotelladora Andina S.A.
        Commission File Number:  33-80138
        Report on Form 6-K
        ------------------


Securities and Exchange Commission
Filing Desk
450 Fifth Avenue, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

          On behalf of Embotelladora Andina S.A. (the "Company"), we are transmitting herewith via EDGAR for filing pursuant to the requirements of the U.S. Securities Exchange Act of 1934, material information pertaining to a call for the Ordinary Shareholders Meeting of the Company to be held on April 19, 2005 and the matters to be discussed that has been filed recently with the Chilean Superintendency of Securities and Insurance.

          If we can be of any further assistance, please do not hesitate to contact either David L. Williams (212-455-7433) or Jaime Mercado
(212-455-3066) of this office.

                                          Very truly yours,
                                          /s/ Simpson Thacher & Bartlett LLP
                                          SIMPSON THACHER & BARTLETT LLP

                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For February 1, 2005



                         Andina Bottling Company, Inc.
                (Translation of registrant's name into English)


                            Avenida Andres Bello 2687
                   -----------------------------------------
                               Piso 20, Las Condes
                    --------------------------------------
                                   Santiago
                        -------------------------------
                                    Chile
                          ---------------------------
                   (Address of principal executive offices)


                           Form 20-F X  Form 40-F
                                    ---          ---



          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes    No X
                                    ---   ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS


The agreement to call for the Ordinary Shareholders Meeting to be held on April 19, 2005 at 10:30 a.m. at the Company's offices and the matters to be discussed in such meeting.

                                MATERIAL EVENT
                                --------------


CORPORATE NAME                    :        EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY               :        00124

TAXPAYER I.D.                     :        91.144.000-8

===============================================================================

The following material event is reported by virtue of the stipulations in
Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.1 B.B3 of General Rule No. 30 of the Superintendence of Securities and Insurance:

The following was resolved, among other matters, at a regular Board of Directors' Meeting of the Company:

     I. To convene a Regular Shareholders Meeting for April 19, 2005, at 10:30 a.m., at the Company's offices located at Av. Carlos Valdovinos No. 560, Borough of San Joaquin.

     II.  The following matters will be discussed at the Regular Shareholders
          Meeting:

          1. The Annual Report, Balance and Financial Statements for the year 2004; as well as the Report of Independent Auditors with respect to the Financial Statements;

          2.   Earnings distribution and dividend payments;

          3. Present Company dividend distribution policy and inform about the distribution and payment procedures utilized;

          4. Renewal of the Company's Board of Directors pursuant to Article 32 of Law No. 18,046 which regulates Corporations.

          5. Determine the compensation for directors and committee members pursuant to Law No. 19,705;

          6.   Appoint the Company's independent auditors for the year 2005;

          7.   Appoint the Company's rating agencies;

          8. Report on Board agreements which took place after that last Shareholders Meeting, relating to operations referred to by
               Article 44 of Law No. 18,046; and

          9. In general, to resolve every other matter under its competency and any other matter of Company interest.

The amount of the dividend to be distributed will be determined and opportunely informed.



Santiago, January 26, 2005.







Pedro Pellegrini Ripamonti (signed)
Corporate Legal Officer




0116-2005

EMBOTELLADORA ANDINA S.A.





                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                          EMBOTELLADORA ANDINA S.A.

                                          By: /s/ Osvaldo Garay
                                             ---------------------
                                              Osvaldo Garay
                                              Chief Financial Officer


Dated: February 1, 2005